UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

EXCERPT OF ITEMS (4) AND (11) OF THE MINUTES OF THE 92nd MEETING OF THE BOARD OF

DIRECTORS, HELD ON SEPTEMBER 18, 2015.

As Secretary of the meeting of the Board of Directors, I hereby CERTIFY that items (4) and (11) of the Agenda included in the Minutes of the 92nd Meeting of the Board of Directors of Oi S.A. held on September 18, 2015, at 9:00 am, at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“Moving to item (4) of the Agenda, Ms. Maria Gabriela Campos da Silva Menezes Côrtes presented the proposal to adapt the Levels of Authority of the Company’s Executive Officers to the new terms of the Company’s Bylaws, approved by the General Shareholders Meeting on 1 September 2015. The Board Members, unanimously, approved the Levels of Authority of the Company’s Executive Officers, with the following changes in the language of the document (i) clarification that different operations with the same object shall be considered as a whole for the purposes of the level of Authority of the officers; and (ii) the acquisition of subsidiaries shall be subject to the board, no matter the value of the company.”

“Moving to item (11) of the Agenda, receipt was noted of letters of resignation, on 18 September 2015, from Messrs. João Manuel Pisco de Castro and Jorge Telmo Maria Freire Cardoso from their positions as alternate members for Messrs. Francisco Ravara Cary and Luis Maria Viana Palha da Silva, respectively, on the Company Board of Directors. Pursuant to Article 31, sole paragraph, of the Company Bylaws and Article 150 of the Law of Corporations, appointed to complete their terms until the General Shareholders Meeting that approves the financial statements from the fiscal year ending on 31 December 2017 were: (i) Mr. Jorge Telmo Maria Freire Cardoso, Portuguese, married, economist, bearer of Portuguese passport No. M678275, enrolled under the Individual Taxpayers’ Registry number 234.297.938-07, with business address at Avenida da Liberdade, 195, 15th Floor, 1250-142, Lisbon, for the position of alternate member for Mr. Francisco Ravara Cary; and (ii) Mr. João Manuel Pisco de Castro, Portuguese, married, administrator, bearer of Portuguese passport No. N473969, with business address at com Av. Almirante Cago Coutinho, 78, 1700,031 Lisbon, for the position of alternate member for Mr. Luís Maria Viana Palha da Silva. The elected alternate Board Members declared they have not been charged with any of the crimes provided in law that would prevent them from holding the positions for which they were appointed, and they made the declaration provided in §4 of Article 147 of Law 6.404/76.”

“VII. CLOSING: Lastly, it was noted that, pursuant to the Resolutions issued by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) nr. 1.023/2002 of 10/28/2002 and nr. 1.050/2003 of 05/19/2003, the Company’s members of the Board of Directors that are connected to such institution, Messrs. Luiz Antonio do Souto Gonçalves (sitting member), Fernando Marques dos Santos (alternate member) and Joaquim Dias de Castro (alternate member), which were elected in the Extraordinary General Meeting held on 09/01/2015, will not perceive any compensation for the performance of their duties as members of the Board. (…).”

All members of the Board of Directors were present and affixed their signatures: José Mauro M. Carneiro da Cunha; Sergio Franklin Quintella; Luiz Antonio do Souto Gonçalves; Ricardo Malavazi Martins; Thomas Reichenheim; Rafael Luís Mora Funes; Francisco Ravara Cary; Luís Maria Viana Palha da Silva; André Cardoso de Menezes Navarro; Robin Bienenstock; e Marten Pieters.

Rio de Janeiro, September 18, 2015

José Augusto da Gama Figueira

Secretary

ANNEX I

AUTHORITY LEVEL MATRIX

Oi S.A.

The Board of Directors of Oi S.A. (“Company”), at a meeting held on September 18, 2015, in accordance with the governing law and the provisions of Articles 32 and 39 of the Company’s Bylaws, resolved, for all legal purposes, to approve the following Authority Level Matrix, applicable to the Company and all its subsidiaries (jointly, the “Companies”):

Article 1. In addition to the duties provided by law and the Company’s Bylaws, pursuant to the provisions of Paragraph 1 of its Article 32, as well as the provisions of its Article 39, the Executive Board of the Company shall have the power to:

I. Approve investments and divestments to be made by the Company or its subsidiaries in the capital of other companies in an amount up to R$30,000,000.00 (thirty million reais), per transaction, subject to the provisions of Paragraph 4 below, except in the events of acquisition of new subsidiaries, in which case the approval will always fall within the competence of the Board of Directors, regardless of the amount involved;

II. Authorize the acquisition and sale by the Company or its subsidiaries of assets for, or of, the Company’s or its subsidiaries’ fixed assets, as appropriate, in the individual amount of up to R$30,000,000.00 (thirty million reais); and the encumbrance by the Company or its subsidiaries of the respective fixed assets, in an amount up to R$40,000,000.00 (forty million reais);

II.a. Specifically with regard to the establishment of syndicate for executing a specific project, the Executive Board has the powers, by Board resolution, to authorize the Company or its subsidiaries to enter into a syndicate agreement in an amount up to R$30,000,000.00 (thirty million reais), whenever the respective syndicate agreement is entered into with partners (companies that are not parent companies, subsidiaries or affiliates to the Company);

III. Authorize the contracting of services, or the execution of contracts in general, amendments, agreements or arrangements in the ordinary course of the Company’s and its subsidiaries’ business that represent liabilities, obligations and commitments of individual or aggregated amounts of up to R$35,000,000.00 (thirty-five million reais);

IV. Authorize the provision of guarantees in general by the Company or its subsidiaries, in favor of third parties, in an amount up to R$30,000,000.00 (thirty million reais), per transaction;

V. Resolve on the waiver of rights and transactions of any kind, by the Company or its subsidiaries, representing, as single or aggregate, an amount up to R$30,000,000.00 (thirty million reais);

VI. Decide on the execution of the following transactions by the Company or its subsidiaries: (i) contracting of loans, financings or other transactions which place the Company or its subsidiaries in debt in an amount up to R$100,000,000.00 (one hundred million reais); (ii) lease agreements limited to R$200,000,000.00 (two hundred million reais); and (iii) issuance of promissory notes, in individual or aggregate amounts with the same counterparty up to R$30,000,000.00 (thirty million reais);

VII. Authorize the execution by the Company or its subsidiaries of charitable acts in favor of its employees or the community, in an amount up to R$3,000,000.00 (three million reais), subject to the Donation Policy of the Company.

Paragraph 1. In any of the cases of items I to VII of this Article, in case of more than one transaction with the same object, the aggregate amount of such transactions shall be taken into account for the purposes of determining the authority of the Executive Board.

Paragraph 2. In any of the cases of items I to VII of this Article, whenever the amount of the act or contract is less than R$5,000,000.00 (five million reais), the provisions of Article 38 of the Bylaws apply, and no board resolution of the Executive Board is required. Whenever the amount of the act or contract is equal to or greater than R$5,000,000.00 (five million reais), a board resolution of the Executive Board is required.

Paragraph 3. In any of the cases of items I to VII of this Article, the approval shall come from the Executive Board, and no approval is required from the Board of Directors whenever the subject is either an intercompany act or contract, an act or contract of an amount included in the budget, or, in cases of CAPEX investments in multiannual projects, where the amount for the subsequent years does not exceed the average investment of the past 3 years, even if it exceeds the limits set in the Authority Level Matrix limits, as set forth in this Article. A transaction shall be deemed intercompany whenever involving solely and exclusively the Company and/or its direct or indirect subsidiaries.

Paragraph 4. The Executive Board shall also have the powers to define, by board resolution, based on the responsibility limits of the Executive Board set by the Board of Directors under this Article, the responsibility limits within the hierarchy of the Company’s administrative structure.

Article 2. The Board of Directors has the powers to decide on the acts, contracts, transactions or operations of any kind exceeding the limits laid down to the Executive Board under this Authority Level Matrix.

Article 3. The Executive Board shall prepare quarterly reports to inform the Board of Directors on budgeted investments and divestments made by the Company in the relevant period exceeding R$30 million reais.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer and Investor Relations Officer